UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Fila Holding S.p.A.
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                       (Name of Subject Company (Issuer))

                        RCS MediaGroup S.p.A., as Offeror
       (formerly known as "Holding di Partecipazioni Industriali S.p.A.")
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                               Ordinary Shares(1)
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                         (Title of Class of Securities)

                                   316850 30 4
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                      (CUSIP Number of Class of Securities)

                                Giorgio Cogliati
                              RCS MediaGroup S.p.A.
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                                (011) 3902-258-41
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            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

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        Transaction valuation*                      Amount of filing fee*
        ----------------------                      ---------------------
              $9,630,579                                   $779.12
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* In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission and effective as of February 25, 2003, the filing fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation). The amount of the filing fee assumes the purchase of 8,598,731 American Depositary Shares ("ADSs") representing Ordinary Shares of Fila Holding S.p.A. ("Fila") for a purchase price per ADS of $1.12 in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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1 In the form of American Depositary Shares representing Ordinary Shares of the Issuer.

Amount Previously Paid: 779.12              Filing Party: RCS MediaGroup S.p.A.

Form or Registration No.: SC TO-T           Date Filed: July 28, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|X|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed on July 28, 2003 by RCS MediaGroup, S.p.A., an Italian stock corporation ("RCS"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase (previously filed as Exhibit (a)(1) to the Schedule TO).

Item 11. Additional Information.

            Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

            "RCS issued a press release on July 28, 2003 in Italy which relates to the tender offer. The full text of the press release is filed as Exhibit
(a)(12) to this Amendment and is incorporated by reference in its entirety."

Item 12. Exhibits.

            (a)(12) Press Release issued by RCS in Italy on July 28, 2003.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2003

                                                  RCS MEDIAGROUP S.p.A.

                                                  /s/ Maurizio Romiti
                                                  ------------------------------
                                                  Name: Maurizio Romiti
                                                  Title: CEO and General Manager